SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 27, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – April 27, 2023 – IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) (NYSE: IRS), informs that the Shareholders' Meeting held today approved by majority of votes, the release of the Optional Reserve and the payment of a cash dividend to the shareholders according to their holdings that, adjusted for inflation according to CNV Resolution No. 777/2018, results in a sum for up to ARS 21,900,000,000, delegating to the Board of Directors the implementation of the payment to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

April 27, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets